HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

03 MAR 10 AM 7:21

[redacted]

03007223

March 07, 2003

Division of International Corporate Financ
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

It is decided that the Ordinary General Shareholders' meeting of Garanti Bank will be held on March 28, 2003, Friday at 14:30 at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2 Besiktas - Istanbul to discuss the following agenda.

AGENDA

1. The opening, the formation of the Board of Presidency,
2. Authorization of the Board of Presidency for the execution of the minutes of the Ordinary General Shareholders' Meeting,
3. The reading and discussion of Board of Directors' Annual Report and Auditors' Reports,
4. The reading, discussion and ratification of the financial statements; the discussion, and acceptance or refusal of Board of Directors' proposal regarding the dividend distribution,
5. Release of the members of the Board of Directors and Auditors,
6. The determination of the Board Members' and Auditors' remuneration,
7. The determination of the number of Board Members and the election of Board Members,
8. The election of the Auditors,
9. Approval of the selected External Audit Company in accordance with the Capital Markets Board's related regulation,
10. Authorization of Board Members to do business with the Bank in accordance with the Articles 334 and 335 of the Turkish Commercial Code provided that the provisions of Banks' Act are reserved.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Yours Sincerely,

dlw 3/11

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development & Investor Relations